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Cardiol Therapeutics Appoints Thought Leaders in
Cardiovascular Medicine to its Scientific Advisory Board

Oakville, ON - January 19, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease, today announced the appointment of Paul M. Ridker, MD, MPH, Bruce McManus, PhD, MD, and Joseph A. Hill, MD, PhD, to its Scientific Advisory Board (SAB).

"We are pleased to welcome distinguished thought leaders in cardiovascular medicine to our Scientific Advisory Board," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics. "Their expertise in cardiovascular research will provide invaluable guidance to our research and clinical programs focused on the development of novel anti-inflammatory therapies for the treatment of heart disease."

Cardiol Therapeutics' new SAB members include:

Paul M. Ridker, MD, MPH

Dr. Ridker is director of the Center for Cardiovascular Disease Prevention, a translational research unit at Brigham and Women's Hospital (BWH), Boston. A cardiovascular medicine specialist, he is also the Eugene Braunwald Professor of Medicine at Harvard School of Medicine (HMS). Dr. Ridker received his medical degree from HMS and then completed an internal medicine residency and a cardiology fellowship at BWH. Dr. Ridker is board certified in internal medicine. His clinical interests include coronary artery disease and the underlying causes and prevention of atherosclerotic disease. Dr. Ridker is the author of over 900 peer-reviewed publications and reviews, 64 book chapters, and six textbooks related to cardiovascular medicine. His primary research focus has involved inflammatory mediators of heart disease and the molecular and genetic epidemiology of hemostasis and thrombosis, with particular interests in biomarkers for coronary disease, "predictive" medicine, and the underlying causes and prevention of atherosclerotic disease. Notably, Dr. Ridker has been the Principal Investigator or Study Chairman of several large international trials that have demonstrated the role of inflammation in the genesis and management of coronary artery disease. He was included in TIME magazine's list of 100 most influential people of 2004, and between the years 2000 and 2010, Dr. Ridker was among the ten most often cited researchers in cardiovascular medicine worldwide. Amongst many other honors, he received the American Heart Association Distinguished Scientist Award in 2013, gave the Braunwald Lecture of the American College of Cardiology in 2019, was awarded the Gotto Prize for Atherosclerosis Research from the International Atherosclerosis Society in 2021, and is an elected Member of the National Academy of Medicine (USA).

Bruce McManus, PhD, MD
Dr. McManus is Professor Emeritus, Department of Pathology and Laboratory Medicine, the University of British Columbia. He has served as CEO, Centre of Excellence for Prevention of Organ Failure (PROOF Centre), Director, UBC Centre for Heart Lung Innovation, and Scientific Director, Institute of Circulatory and Respiratory Health, CIHR. Dr. McManus received BA and MD degrees (University of Saskatchewan), an MSc (Pennsylvania State University), and a PhD (University of Toledo). He pursued post-doctoral fellowships at the University of California, Santa Barbara (Environmental Physiology) and at the National Heart, Lung, and Blood Institute, Bethesda, MD (Cardiovascular & Pulmonary Pathology), and residency training at the Peter Bent Brigham Hospital, Harvard University (Internal Medicine and Pathology). Dr. McManus' investigative passion relates to mechanisms, consequences, detection and prevention of injury and aberrant repair in inflammatory diseases of the heart and blood vessels. He has had a longstanding interest in the diagnosis and management of acute viral myocarditis. His life's scholarship is reflected in more than 400 original peer-reviewed publications, over 60 chapters, and several books. He is an extraordinary mentor. Dr. McManus has been widely appreciated for his research, mentoring, and leadership contributions to the health sciences. Amongst many awards and honors, Dr. McManus received the prestigious Max Planck Research Award in 1991, was elected a Fellow of the Royal Society of Canada in 2002, was appointed a Member of the Order of Canada in 2018, and to the Order of British Columbia the following year.

Joseph A. Hill, MD, PhD

Dr. Hill is Professor of Internal Medicine and Molecular Biology, Chief of Cardiology at UT Southwestern Medical Center, Dallas, TX, and Director of the Harry S. Moss Heart Center. Dr. Hill holds both the James T. Willerson, MD, Distinguished Chair in Cardiovascular Diseases, and the Frank M. Ryburn Jr. Chair in Heart Research. He graduated from Duke University with MD and PhD degrees in 1987. His PhD dissertation research was in the field of cardiac ion channel biophysics. Dr. Hill then worked for five years as a postdoctoral fellow at the Institut Pasteur in Paris studying central and peripheral nicotinic receptors. He next completed an internal medicine internship and residency, as well as a clinical cardiology fellowship, at the Brigham and Women's Hospital, Harvard Medical School. He served on faculty at the University of Iowa for five years before moving in 2002 to the UT Southwestern. Dr. Hill's research examines molecular mechanisms of structural, functional, metabolic, and electrophysiological remodeling in cardiac hypertrophy and heart failure. He has served on many NIH panels and committees and delivered numerous invited lectures in the U.S. and around the world. Dr. Hill has received many recognitions and awards, including election to the Association of American Professors and the 2018 Research Achievement Award from the International Society for Heart Research. For the past six years, Dr. Hill has been the Editor-in-Chief of the prestigious American Heart Association journal Circulation.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is an oral cannabidiol formulation pharmaceutically manufactured under cGMP that is being investigated in a Phase II/III outcomes study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its investigational new drug ("IND") application for a Phase II international trial that will investigate the anti-inflammatory and anti-fibrotic properties of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com